RMR Industrials, Inc.

9595 Wilshire Blvd., Suite 310

Beverly Hills, CA 90212

April 28, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc. - Registration Statement on Form S-8 (File No. 333-185046)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RMR Industrials, Inc., a Nevada corporation (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-8, File Number 333-185046 (the “Registration Statement”), including all exhibits thereto, which was originally filed with the Commission on April 1, 2015.  No securities have been sold pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement because it was inadvertently filed prior to the termination of the requisite waiting period set forth in the General Instructions on Form S-8.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via facsimile at (916) 448-1709.

Very truly yours,

/s/ Gregory M. Dangler

Gregory M. Dangler

President

cc:	Mark C. Lee, Greenberg Traurig, LLP